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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Russ Berrie and Company, Inc.

Full Name of Registrant

Former Name if Applicable
111 Bauer Drive

Address of Principal Executive Office (Street and Number)
Oakland, New Jersey 07436

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The compilation of certain required information and the finalization of the financial statements of Russ Berrie and Company, Inc. (the “Company”), including an evaluation of the carrying value of the long-lived assets of the Company’s gift segment, for its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “June 10-Q”) is not yet completed and cannot be completed by the required filing date without unreasonable effort and expense. As a result, the Company represents, that it could not, without unreasonable effort or expense, timely file the June 10-Q. The Company represents that the June 10-Q will be filed no later than the fifth calendar day following the date on which it was due.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See Attachment A

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Russ Berrie and Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2008	By	/s/ Marc S. Goldfarb

SVP and General Counsel

Attachment A
As the Company’s financial statement preparation is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.
The Company’s consolidated net sales for the three months ended June 30, 2008 increased by 23.6% to $87.4 million compared to $70.7 million for the three months ended June 30, 2007. The increase was primarily attributable to sales generated by LaJobi and CoCaLo, each of which was acquired on April 2, 2008, as well as sales increases at both Sassy and Kids Line (which accounted for an 8.7% sales increase in the infant and juvenile segment, excluding LaJobi and CoCaLo, during the second quarter of 2008 compared to the same period in the prior year), partially offset by a decline in gift segment revenues during the second quarter of 2008 to $25.2 million from $33.8 million in the prior year period.
As part of its financial statement preparation for the quarter, the Company is currently completing an evaluation of the carrying value of the long-lived assets related to its gift segment, and believes that upon completion, it is likely to conclude that a meaningful adjustment related to such carrying value will be required under generally accepted accounting principles for the three months ended June 30, 2008. As such evaluation is not yet finalized, however, the amount of such adjustment cannot be estimated at this time, nor can the Company reasonably estimate net income/(loss) at this time. Without giving effect to the result of this gift segment long-lived asset evaluation, the Company expects to report a material consolidated net loss for the three months ended June 30, 2008, compared to consolidated net income of $0.4 million, or $0.02 per diluted share, for the three months ended June 30, 2007. The anticipated loss in the second quarter of 2008 will reflect several charges, in addition to any adjustment in the carrying value of gift segment long-lived assets required as a result of the evaluation discussed above, including approximately $1.6 million of inventory charges in connection with unfavorable results of a voluntary quality test on a certain private label product in the gift segment, approximately $1.0 million of non-cash charges related to the write-off of certain Shining Stars® website development expenses, and approximately $0.7 million of non-cash charges related to the write-off of deferred financing expenses in connection with the Company’s April 2008 amended and restated infant & juvenile credit facility.